SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 25, 2003

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated April 24, 2003 announcing that STMicroelectronics is entering the fast-growing market for NAND Flash memory.


                                       ST

                                 PRESS RELEASE
                             COMMUNI QUE DE PRESSE
                               COMUNI CATO STAMPA
                               PRESSEINFORMATION



PR No. T1307M

              STMicroelectronics To Enter Fast-Growing Market for
                               NAND Flash Memory

               ST and Hynix cooperating to develop low-cost chips
                             for storing multimedia content

Geneva, April 24, 2003 - STMicroelectronics (NYSE: STM), one of the world's leading semiconductor manufacturers, has announced that it is entering the fast-growing market for NAND Flash memories. ST, the world's fourth largest supplier of NOR Flash memories, has teamed up with Hynix Semiconductor, Seoul, Korea, in an agreement to jointly develop NAND Flash products that will be marketed by both companies. ST and Hynix will introduce a full NAND product portfolio, beginning with a 512Mbit device to be introduced in the second half of 2003.

NOR and NAND devices employ different memory-array architectures, resulting in very different application benefits. The NAND memory cell is about 40% smaller than a NOR cell, which translates into a lower cost/bit, and NAND devices are specifically optimized for sequential access, i.e. where large amounts of data are normally read out from sequential addresses, similar to playing back a VCR tape. On the other hand, thanks to its much faster Random access time the NOR architecture is ideal for direct execution of program code.

Historically, NOR devices have dominated the Flash market and currently account for about three-quarters of the $8-billion 2002 world market. However, the NAND market today is growing at a faster rate, fuelled particularly by the increasing demand for mobile multimedia features such as streaming video clips - the kind of data for which NAND memories are better suited.

"So far, ST has focused on NOR Flash, the largest segment of the market, where we have become one the world leaders both in technology and market share. It is now the right time for us to expand our Flash portfolio with NAND devices to address the fast growing demand for low-cost, high-density data storage," said Mario Licciardello, STMicroelectronics Flash Memories Division General Manager. "Cost-effective NAND Flash memories, supporting the demand for storing images, music files, and other multimedia data on mobile phones, MP3 Players, PDAs, and similar nomadic equipment will be a key factor in the resurgence of the consumer market."

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The cooperation agreement between ST and Hynix covers all aspects of the joint portfolio expansion, including technology development, product design, and volume manufacturing. The development of the first NAND Flash devices will build on ST's proven skills in Flash memory design and Hynix's expertise in SDRAM process technology and volume manufacturing. The first products will be manufactured in Seoul but the agreement includes provisions for mutual sourcing.

ST and Hynix are targeting a large and growing range of applications that require a wide spectrum of density: medium to high for embedded systems as well as high to very high for mass storage. These include multimedia-enabled mobile phones, still and video digital cameras, and high-end DVD players, HDTV, and Set-Top Boxes.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations                             Investor Relations


Maria Grazia Prestini                       Benoit de Leusse
Director, Corporate Media Relations         Investor Relations Manager, Europe
STMicroelectronics                          STMicroelectronics
Tel: +41.22.929.6945                        Tel: +33.4.50.40.24.30

Lorie Lichtlen / Nelly Dimey                Nicole Curtin / Jean-Benoit Roquette
Financial Dynamics                          Financial Dynamics
Paris Tel: +33.1.47.03.68.10                Paris Tel: +33.1.47.03.68.10


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2003                      STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer